Exhibit 12.1

Canadian Imperial Bank of Commerce

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended July 31	Year Ended October 31
	2017	2016	2015	2014	2013	2012
	(C$ millions except ratios)
	IFRS (1)
Earnings:
Earnings before income taxes (less NCI and P&L from equity investees, add distributed income from equity investees)	4,345	5,038	4,163	3,805	3,933	3,932
Fixed charges, excluding interest on deposits and secured borrowings	668	747	801	887	875	1,147
Interest capitalized	—	—	—	—	—	—

Subtotal	5,013	5,785	4,964	4,692	4,808	5,079
Interest on deposits and secured borrowings	2,779	3,215	2,990	3,337	3,679	3,630

Total	7,792	9,000	7,954	8,029	8,487	8,709

Fixed Charges:
Interest expense, excluding interest on deposits and secured borrowings	476	511	576	679	676	947
Interest component of rental expense (2)	191	235	223	206	196	196
Interest capitalized	—	—	—	—	—	—
Amortization of subordinated indebtedness	1	1	2	2	3	4

Subtotal	668	747	801	887	875	1,147
Interest on deposits and secured borrowings	2,779	3,215	2,990	3,337	3,679	3,630

Total	3,447	3,962	3,791	4,224	4,554	4,777

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits and secured borrowings	7.51	7.75	6.20	5.29	5.49	4.43
Including interest on deposits and secured borrowings	2.26	2.27	2.10	1.90	1.86	1.82

1)	Under IFRS, interest on deposits comprises interest expense relating to deposits and secured borrowing liabilities.
2)	The interest component of rental expense is 30% of rent expense because it is the proportion deemed representative of the interest factor.